Computershare

Date: **12/11/2009**

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CIBT EDUCATION GROUP INC (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	03/11/2009
Record Date for Voting (if applicable) :	03/11/2009
Meeting Date :	**18/12/2009 (amended)**
Meeting Location (if available) :	Suite 700-625 Howe St. Vancouver, BC V6C 2T6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	17163Y102	CA17163Y1025

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CIBT EDUCATION GROUP INC